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RE: Van Kampen Series Fund, Inc.
File Numbers 811-7140 and 033-51294
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on August 26, 2009 by Van Kampen Series Fund, Inc. (the “Registrant”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”), on behalf of each of its series, Van Kampen American Value Fund, Van Kampen Emerging Markets Fund, Van Kampen Equity Growth Fund, Van Kampen Global Equity Allocation Fund and Van Kampen Global Franchise Fund (each, a “Fund” and collectively, the “Funds”). On behalf of the Registrant, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 44 to the Fund’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about October 27, 2009.
Comments to the Prospectuses of each Fund, as applicable

Comment 1	In the section entitled, “Summary — Fees and Expenses of the Fund,” please supplementally confirm to the Staff that showing “None” for all share classes in the line item “Maximum sales charge (load) imposed on reinvested dividends (as a percentage of net assets)” is correct.

Response 1	The Funds confirm that showing “None” in the line item referenced is correct.

Comment 2	In the section entitled, “Summary — Fees and Expenses of the Fund,” please supplementally explain the rationale for including a footnote on the line item

“Redemption Fee” and “Exchange Fee” in light of Instructions 2(b) and 2(c) of Item 3 of Form N-1A.

Response 2	The Funds acknowledge that only Instruction 2(c) (applicable to the “Exchange Fee” line item), and not Instruction 2(b) (applicable to the “Redemption Fee” line item), specifically permits a footnote to the table to explain the fee. The Funds note however, that the Exchange Fee and the Redemption Fee have the same terms; that is, they are both 2.00% and they both apply to exchanges/redemptions made within 30 days. The text of the footnote is the same for both line items. The Funds believe that inserting a footnote to the “Redemption Fee” line item that refers to the same text that is provided for the “Exchange Fee” footnote provides helpful disclosure for shareholders and does not create any undue burden.

Comment 3	Immediately following expense example in the section entitled “Summary — Fees and Expenses of the Fund,” please add the following disclosure required by Item 3 of Form N-1A: “The Example does not reflect sales charges (loads) on reinvested dividends [and other distributions.] If these sales charges (loads) were included, your costs would be higher.”

Response 3	The Funds respectfully submit that, as shown in the Fee Table immediately preceding the expense example, the Funds do not impose any sales charge (load) on reinvested dividends. Therefore, the Funds believe that adding the disclosure as requested, while consistent with Item 3 of Form N-1A, would be confusing to shareholders. The Funds believe that such disclosure is not at all relevant or applicable to each Fund’s expense example. Therefore, the Funds respectfully opt to not include such disclosure.

Comment 4	For Funds that show a fee waiver in the fee table and corresponding footnote in the section entitled “Summary — Fees and Expenses of the Fund,” please confirm that such footnote conforms with Instruction 3(e) to Item 3 of Form N-1A, which requires that a fund briefly describe who can terminate the waiver arrangement and under what circumstances.

Response 4	The Funds that show such fee waiver and corresponding footnote have added disclosure that they believe complies with Instruction 3(e) of Item 3 of Form N-1A.

Comment 5	For Funds that may invest in other investment companies, please revise the fee table in the section entitled “Summary — Fees and Expenses of the Fund” to add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]).

Response 5	The fees and expenses incurred indirectly by any Fund as a result of investments in shares of “acquired funds,” if any, are not expected to exceed 0.01% and thus, the line item is omitted and such amount, if any, is included in “other expenses” in the Expense Table pursuant to Instruction 3(f)(i) of Form N-1A.

Comment 6	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 6	The Funds note that the requested disclosure is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks.”

Comment 7	Immediately following the “Average Annual Total Returns for the Periods Ended December 31, 2008” table in the section entitled “Summary — Comparative Performance,” please delete or move the footnotes to such table unless such footnotes are specifically required or permitted by Form N-1A.

Response 7	The Funds have moved the text of such footnotes to paragraphs preceding such table.

Comment 8	For Funds that include disclosure regarding convertible securities in the section entitled “Investment Objective, Principal Investment Strategies and Risks,” if a Fund’s investments can include “junk” convertibles, please add relevant risk disclosure.

Response 8	None of the Funds invests in “junk” convertible securities as part of a principal investment strategy and therefore no Fund has added any additional disclosure.

Comment 9	For Funds that include disclosure regarding foreign securities, foreign real estate companies or derivatives in the section entitled “Investment Objective, Principal Investment Strategies and Risk,” if a Fund’s investments can include depositary receipts, please add relevant risk disclosure.

Response 9	Any Fund that invests in depositary receipts as part of its principal investment strategy currently has relevant disclosure in the section referenced and therefore no Fund has added any additional disclosure.

Comment 10	For Van Kampen Emerging Markets Fund only, with respect to the disclosure in the second sentence of the first paragraph in the section entitled “Principal Investment Strategies and Risks — Principal Investment Strategies and Risks,” please add risk disclosure concerning the Fund’s reliance on items (i) and (ii) in such sentence as qualifying a particular security as an emerging country security.

Response 10	The Van Kampen Emerging Markets Fund has added the disclosure as requested.

Comment 12	For Van Kampen Global Franchise Fund only, with respect to the disclosure in the fourth sentence of the third paragraph in the section entitled

“Principal Investment Strategies and Risks — Principal Investment Strategies and Risks” regarding the Fund investing more of its assets in a single country or region, if the Fund intends to concentrate its investments in any such country or region, please add specific risk disclosure regarding such country or region.

Response 12	The Van Kampen Global Franchise Fund does not intend to concentrate its investments in any single country or region and thus, has not added any additional disclosure.

Comment 13	For Van Kampen Global Franchise Fund only, with respect to the disclosure in the fifth sentence of the third paragraph in the section entitled “Principal Investment Strategies and Risks — Principal Investment Strategies and Risks” regarding investments in emerging country issuers, please disclose the criteria the Fund uses in making such a determination.

Response 13	The Van Kampen Global Franchise Fund has added the disclosure as requested.

Comment 14	With respect to the disclosure in the sixth paragraph in the section entitled “Purchase of Shares — How to Buy Shares” regarding the low balance fee, please supplementally explain to the Staff how shareholders who do not have access to the internet will be informed of (i) changes to the Low Balance Amount to the extent it differs from the $750 disclosed in the prospectus and (ii) the date on which the $12 fee will be deducted.

Response 14	The Funds note that if the Low Balance Amount were to increase above $750, the Funds would supplement their prospectuses, thereby providing notice to shareholders. The Funds also note that such information is provided in shareholders’ third quarter statements. The Funds have added the following additional disclosure to the paragraph referenced to provide another alternative for shareholders to obtain the relevant information: “Shareholders may also call Investor Services at (800) 847-2424 for the Low Balance Amount and the date on which it will be deducted from shareholder accounts.”
Statement of Additional Information

Comment 15	In the section entitled “Investment Restrictions,” fundamental investment restriction number 6 for Category I Funds states that a Fund shall not: “acquire any securities of companies within one industry, if as a result of such acquisitions, more than 25% of the value of the Fund’s total assets would be invested in securities of companies within such industry...”[emphasis added]. Please revise this policy from “more than 25%” to “25% or more.”

Comment 15	The Funds note that the policy referenced is a fundamental investment restriction that cannot be changed without a shareholder vote. The Funds note however, that such Funds have adopted an operating policy, disclosed in the same section that the Staff referenced, that is consistent with the Staff’s request. The Funds intend to comply with the more restrictive operating policy.

Comment 16	In the section entitled “Investment Restrictions,” operating policy number 1 for Category II Funds states that no such Fund shall sell short...except the Emerging Markets Debt Fund, which may sell securities short without limitation but consistent with applicable legal requirements as stated in its prospectus...”. Please delete “as stated in its prospectus.”

Response 16	The Funds have deleted the phrase “as stated in its prospectus” as requested.

Comment 17	In the section entitled “Investment Restrictions,” operating policy number 2 for Category II Funds states that no such Fund shall “borrow money other than from banks or other Funds of the Company, provided that a Fund may borrow from banks or other Funds of the Company so long as such borrowing is not inconsistent with the 1940 Act or the rules, regulation, interpretations or orders of the SEC and its staff thereunder...”. Please supplementally advise the Staff whether the Funds have a relevant exemptive order.

Response 17	The Funds do not have a relevant exemptive order.
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     In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor